SECURITIE 06002128 SION

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response ... 12.00

RECEIVED FEB 1 3 2006 WASH, D.C. 209 SECTION

SEC FILE NUMBER
8-02474

ANNUAL AUDITED REPORT
FORM X-17A-5(A)
PART III

FACING PAGE
Infonnation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2004 (MM/DD/YY) AND ENDING October 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Coburn & Meredith, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Asylum Street - 15th Floor
(No. and Street)

Hartford, (City) Connecticut (State) 06103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Coburn (860) 522-7171
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernardi & Company, LLC
(Name - if individual, state last, first, middle name)

231 Farmington Avenue (Address) Farmington (City) Connecticut (State) 06032 Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 1 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claimsfor exemptionfrom the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91)

potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OLYD4S control number.

I

OATH OR AFFUMATION

1, Barry Coburn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coburn & Meredith, Inc., as of October 31, 192005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

signature

Pres

Title

Notary Public

LESLIE E. ARCHAMBAULT
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2010

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 156-3.
- ☒ 0) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BERNARDI & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA
JOSEPH A. BERNARDI, CPA
MICHAEL W. FAGIN, CPA
ROBERT W. FALCE, CPA
ROBERT H. LONDON, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@bernardi-cpa.com

MANCHESTER, CONNECTICUT
TEL: (860) 646-5384

Board of Directors
Coburn & Meredith, Inc.
225 Asylum Street - 15th Floor
Hartford, Connecticut 06103

We have audited the accompanying statement of financial condition of Coburn & Meredith, Inc. (a Connecticut corporation) as of October 31, 2005, and the related statements of income, changes in stockholders' equity and cash flows, for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coburn & Meredith, Inc. as of October 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the financial statements, an error resulted in the overstatement of previously reported cash in banks as of October 31, 2005, which was discovered by management of the Company during the current year. Accordingly, the October 31, 2005 financial statements have been restated to correct the error.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 1 through 3 are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,
Bernardi & Company, LLC
BERNARDI & COMPANY LLC
Certified Public Accountants
November 18, 2005/January 26, 2006

We present the following report as of October 31, 2005:

Exhibit A -	Statement of Financial Condition as of October 31, 2005.
Exhibit B -	Statement of Income for the Year Ended October 31, 2005.
Exhibit C -	Statement of Changes in Stockholders' Equity for the Year Ended October 31, 2005.
Exhibit D -	Statement of Cash Flows for the Year Ended October 31, 2005.
	Notes to Financial Statements.
Schedule 1 -	Computation of Net Capital and Basic Net Capital Requirement Pursuant to Rule 15c3-1, as of October 31, 2005.
Schedule 2 -	Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1(c), as of October 31, 2005.
Schedule 3 -	Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15c3-3, as of October 31, 2005.

HARTFORD, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2005

ASSETS

Assets:				
Cash			$	177,281
Receivables:				
Brokers and dealers clearance accounts	$	324,754		
Other - good faith deposit		25,175		
Securities owned at market value		3,300		
Non-customer registered representatives		34,722		
Total Receivables				387,951
Equipment, net of accumulated depreciation of $75,980				89,128
Other Assets				22,222
TOTAL ASSETS			$	676,582

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:				
Accounts payable and other accrued expenses			$	441,207
Stockholders' Equity:				
Class A Preferred stock, 5% cumulative - $1,000 par value; 1,000 shares authorized, 434 shares issued and outstanding	$	434,000		
Class B Preferred stock, 4 1/2% non-cumulative - $100 par value; 10,000 shares authorized, 1,000 shares issued and outstanding		100,000		
Common stock, $1 par value; 10,000 shares authorized; 470 shares issued and outstanding		470		
Paid-in capital		53,121		
Accumulated deficit		(352,216)		
Total Stockholders' Equity				235,375
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	676,582

See Accompanying Notes

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF INCOME
FOR THE YEAR ENDED OCTOBER 31, 2005

Revenues:		
Securities commissions	$ 3,123,394	
Selling commissions on other investments	2,101,125	
Interest income	167,164	
Other income	2,227	
Total Revenues		$ 5,393,910
Operating Expenses:		
Salaries and commissions	3,848,121	
Payroll taxes	164,278	
Employee benefits	133,905	
Clearing expense	389,250	
Information expense	242,127	
Computer supplies	33,255	
Rent	250,820	
Depreciation and amortization	26,669	
Repairs and maintenance	3,899	
Communications	57,163	
Insurance	7,592	
Professional fees	89,000	
Licenses and fees	72,776	
Equipment rental	4,892	
Office expense	21,823	
Postage	23,228	
Property and miscellaneous taxes	5,535	
Bad debt expense	18,646	
Interest expense	10,387	
Travel, meals and entertainment	21,083	
Penalty	9,000	
Settlement expense	19,423	
Total Operating Expenses		5,452,872
Loss Before Provision for Income Taxes		(58,962)
Provision for income taxes		905
Net Loss for the Year		$ (59,867)

See Accompanying Notes

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2005

	Capital Stock			Additional	
	Class A Preferred	Class B Preferred	Common	Paid-in Capital	Accumulated Deficit
Balances - November 1, 2004	$ 434,000	$ 100,000	$ 470	$ 53,121	$ (314,049)
Dividends waived	-	-	-	-	21,700
Net Loss	-	-	-	-	(59,867)
Balances - October 31, 2005	$ 434,000	$ 100,000	$ 470	$ 53,121	$ (352,216)

See Accompanying Notes

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2005
Increase (Decrease) in Cash

Cash Flows From Operating Activities:		
Net Loss		$ (59,867)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 26,669	
Change in assets and liabilities:		
Increase Decrease in Assets and Liabilities:		
Receivables	27,505	
Non-customer registered representatives	12,934	
Other assets	9,651	
Accounts payable and accrued liabilities	92,657	
Total Adjustments		169,416
Net Cash Provided By Operating Activities		109,549
Cash Flows Used In Investing Activities:		
Capital expenditures		(14,658)
Net Increase in Cash		94,891
Cash at the Beginning of Year		82,390
Cash at the End of Year		$ 177,281
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year:		
Interest expense		$ 10,387
Income taxes		$ 1,303

See Accompanying Notes

Note 1 - Accounting Policies:

General:

Coburn & Meredith, Inc. (the "Company") is a registered broker-dealer whose main office is located in Hartford, Connecticut with a branch office in Boston, Massachusetts, which deals in listed and OTC securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corp. (SIPC).

Securities Transactions:

The statement of financial condition reflects all securities positions utilizing the settlement-date basis, which is not materially different from the trade-date basis. In determining profit and loss, unrealized gains and losses on all securities transactions and related commissions are recognized on a trade-date basis.

Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes:

The Company records its federal and state income tax liabilities in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." However, deferred taxes payable are not recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes when such amounts are immaterial.

Property and Equipment:

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets.

Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. When a depreciable asset is retired or sold, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in the results of operations.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Clearing Arrangements:

The Company clears security transactions through the Pershing Division ("Pershing") of Bank of New York, whereby Pershing carries the cash and margin accounts of the Company's customers on a fully disclosed basis. Under specific terms of the agreement, Pershing executes and reflects transactions in the customers' accounts as requested by the Company, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities. All uncollectible customer receivables are netted against commissions payable to the Company. The Company also maintains a margin account with Pershing through which it executes its own principal trading activities.

Under these agreements, the Company is required to maintain a minimum cash deposit of $25,000 on which it receives interest at ½% below the average broker's call rate. The Company may draw on commissions and principal trading gains as they are earned.

Note 3 - Income Taxes:

Income tax expense consists of the following components:

Federal	$ -
State	905
Total	$ 905

The difference between income for financial reporting and tax return purposes results from non-deductible entertainment and life insurance expenses.

As of October 31, 2005, the Company had a federal net operating loss carryforward of $981,445 of which $60,070 will expire in 2017, $203,847 will expire in 2018, $116,245 will expire in 2019, $17,723 will expire in 2020, $110,768 will expire in 2021, $271,104 will expire in 2022, and $201,688 will expire in 2023.

As of October 31, 2005, the Company had a state net operating loss carryforward of $540,875, $68,333 will expire in 2006, $271,104 will expire in 2007, and $201,438 will expire in 2008.

Note 4 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. For the year ended October 31, 2005, the Company must maintain "net capital" as defined in the Rule equal to the greater of 6 2/3% of aggregate indebtedness, $50,000, or specific requirements applicable to market makers. The Company would be precluded from the distribution of equity capital if net capital was less than 10% of such indebtedness.

As of October 31, 2005, the Company had net capital of $124,654, which was $74,654 in excess of the minimum required.

Note 5 - Commitments and Contingencies:

Leases:

In January 2004, the Company negotiated a lease for 7,488 square feet of office space. The term of the lease is from February 1, 2004 through December 31, 2009. The Company is obligated to pay a proportionate share of operating expenses. Rental expense for the Hartford location was $132,013 for the year ended October 31, 2005.

At October 31, 2005, future minimum lease payments over the term of the lease are as follows:

October 31, 2006	$ 132,013
October 31, 2007	132,013
October 31, 2008	132,013
October 31, 2009	132,013
October 31, 2010	22,002
Total	$ 550,054

In September 2002, the Company entered into a sub-lease for the location of its Boston office, covering two and one-half years through February 15, 2004. The lease term called for monthly payments of $7,150. In addition, the Company was obligated to pay a proportionate share of any increase in property taxes and operating expenses over the base calendar year 2003. The Company was also obligated to pay $275 per month to cover electrical charges. The Company continued with monthly rent payments under these same lease terms through February 28, 2005. Total rent expense for this Boston location was $46,438 for the year ended October 31, 2005.

In March 2005, the Company entered into a sub-lease for the new location of its Boston office, covering the five years through February 28, 2010. The lease term called for monthly payments of $7,875. Fluctuations with respect to lease payments vary due to adjustments for utility costs. Total rent expense for this Boston location was $77,300 for the year ended October 31, 2005. Rent expense also included miscellaneous storage costs and related utilities.

Note 6 - Capital Stock and Equity Considerations:

As of October 31, 2005, Class A preferred stock had a par value of $1,000 per share and a cumulative dividend of five percent. There were 1,000 shares authorized, 434 shares issued, and 434 shares outstanding. Class B preferred stock had a par value of $100 per share and a noncumulative dividend of four and one-half percent. Class B preferred stock had authorized shares of 10,000, with 1,000 shares issued and 1,000 shares outstanding. Common stock had a par value of $1 per share. There were 10,000 shares of common stock authorized, with 470 shares issued and 470 shares outstanding.

Note 7 - Correction of an Error:

Subsequent to the issuance of the financial statements (dated November 18, 2005) for the year ended October 31, 2005, management determined that a funds transfer dated November 1, 2005 should have been recorded on October 31, 2005. Consequently, the cash balance and revenues were overstated by $80,000, the amount of the transfer between accounts.

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
OCTOBER 31, 2005

NET CAPITAL:

Stockholders' Equity		$ 235,375
Less: Non-allowable assets -		
Advances to registered representatives	$ (18,222)	
Receivables not collected within 30 days	(41,174)	
Excess good faith deposit	(175)	
Furniture and equipment	(89,128)	
Prepaid expenses	(22,222)	
Total Non-allowable Assets		(170,921)
Net Capital Before Haircuts on Securities Positions		64,454
Haircuts on trading securities		(3,300)
Net Capital		$ 61,154
Less: Net capital requirement (greater of $29,384, 6 2/3% of aggregate indebtedness of $441,206, $50,000 or requirements applicable for market makers, $6,000)		50,000
Net Capital in Excess of Requirement		$ 11,154

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of October 31, 2005) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus Report		$ 62,060
Adjustments:		
Adjustment for tax accrual	(905)	
Adjustment for rounding	(1)	
Total Adjustments		(906)
Net Capital Per Above		$ 61,154

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
COMPUTATION OF AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1(c)
OCTOBER 31, 2005

Total Liabilities		$	441,207
Exclusions from aggregate indebtedness			-
Aggregate Indebtedness		$	441,207

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of October 31, 2004) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (unaudited) FOCUS report		$	377,322
Adjustments:			
Adjustment to deferred revenue	62,980		
Adjustment for tax accrual	905		
Total Adjustments			63,885
Aggregate Indebtedness		$	441,207

COBURN & MEREDITH, INC.
HARTFORD, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OCTOBER 31, 2005

The Company clears all customer transactions through the Pershing Division of Bank of New York on a fully disclosed basis and is exempt from Rule 15c3-3 under the exemptive provision Section (k)(2)(ii).